UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, June 2017
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports Profitability in Fiscal 2018 First Quarter
2	BlackBerry Supplemental Financial Information

Document 1

June 23, 2017

BlackBerry Reports Profitability in Fiscal 2018 First Quarter

•	Q1 non-GAAP EPS of $0.02 vs. $0.00 a year ago; GAAP EPS of $1.23 vs. ($1.28) loss a year ago
Waterloo, Ontario  - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global software leader in securing, connecting and mobilizing enterprises, today reported financial results for the three months ended May 31, 2017 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).
Q1 Highlights

•	Q1 non-GAAP total revenue of $244 million; GAAP total revenue of $235 million

•	Q1 non-GAAP Company total software and services revenues of $169 million; GAAP Company total software and services revenues of $160 million

•	Q1 non-GAAP gross margin of 67%; GAAP gross margin of 64%

•	Total cash balance increased to $2.6 billion at the end of the fiscal first quarter

•	Awarded $940 million from the positive outcome of the Qualcomm arbitration

•
Launched AtHoc ACCOUNT, a new FedRAMP-authorized solution that enables government agencies and large organizations to account for personnel in real time; BlackBerry AtHoc is the only platform to achieve FedRAMP authorization for crisis communications

•	TCL initiated shipments of the BlackBerry KEYone, as part of the Company’s licensing program

•	BB Merah Putih initiated shipments of the BlackBerry Aurora, as part of the Company’s licensing program

•	Launched BlackBerry SHIELD, an assessment tool for cybersecurity risk management; partnered with Allied World to make the tool available to its cyber insurance policyholders

•	After the quarter, launched QNX Hypervisor 2.0, which enables the partitioning and isolation of safety critical environments in connected cars

•	After the quarter, announced that Qualcomm is adopting QNX Hypervisor 2.0 in support of its digital cockpit solutions

•	After the quarter, BlackBerry named a “Leader” in the Gartner Magic Quadrant for Enterprise Mobility Management Suites

•
After the quarter, announced the general availability of BBM Enterprise SDK to address the Communications Platform as a Service (CPaaS) market; more than 60 ISVs are using the tool to develop mobile apps for iOS and Android

Q1 Results
Non-GAAP revenue for the first quarter of fiscal 2018 was $244 million with GAAP revenue of $235 million. Approximately 79% of first quarter software and services revenue (excluding IP licensing and professional services) was recurring. BlackBerry had over 3,000 enterprise customer orders in the quarter.

Non-GAAP operating income was $14 million, and non-GAAP earnings per share was $0.02. GAAP operating income was $536 million. GAAP net income for the quarter was $671 million, or $1.23 per fully diluted share. GAAP net income includes $25 million in amortization of acquired intangibles, $17 million in restructuring charges, $218 million of fair value adjustment related to the debentures, $815 million in expense recovery and $139 million in investment income related to the positive outcome of the Qualcomm arbitration, and other amounts as summarized in a table below.

Total cash, cash equivalents, short-term and long-term investments increased by $855 million to approximately $2.6 billion as of May 31, 2017. This reflects free cash flow of $860 million, which includes cash flow from operations of $863 million. Excluding $605 million in the face value of the Company’s debt, the net cash balance at the end of the quarter was approximately $1.9 billion. There were no purchase orders with contract manufacturers at the end of the first quarter, or at the end of the fourth quarter of fiscal 2017, down from $150 million a year ago.

“In Q1, we made great progress strengthening our strategic position in emerging growth markets, most notably in cybersecurity and the Enterprise of Things,” said John Chen, Executive Chairman and CEO, BlackBerry. “We secured key design wins in high growth segments of automotive technology, including advanced driver assist, digital instrument cluster and our hypervisor solution. Our ecosystem is growing with Qualcomm and NVIDIA adopting BlackBerry technology for their automotive platforms. Furthermore, we have been recognized once again as a leader in Gartner’s Magic Quadrant on the strength of our BlackBerry Secure platform.”

“Our financial foundation is solid,” continued Chen. “We reported non-GAAP profitability for the third consecutive quarter, and our balance sheet continues to strengthen. More importantly, we are better positioned to invest in our strategic areas of focus to drive long-term sustainable growth, while returning capital through share repurchases to further enhance shareholder value.”

“Our outlook for fiscal 2018 is unchanged. We expect growth at or above the overall market in software and services. We also expect to be profitable on a non-GAAP basis and to generate positive free cash flow for the full year, excluding the benefit of the Qualcomm arbitration award.”

Reconciliation of GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share to Non-GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share:
(United States dollars, in millions except per share data)

Q1 Fiscal 2018 Non-GAAP Adjustments		For the Three Months Ended May 31, 2017 (in millions)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income before income taxes	Net income	Basic earnings per share
As reported		$235	$150	63.8%	$672	$671	$1.26
Debentures fair value adjustment (2)	Debentures fair value adjustment	—	—	—%	218	218
RAP charges (3)	Cost of sales	—	3	1.3%	3	3
RAP charges (3)	Research and development	—	—	—%	3	3
RAP charges (3)	Selling, marketing and administration	—	—	—%	11	11
Software deferred revenue acquired (4)	Revenue	9	9	1.3%	9	9
Stock compensation expense (5)	Cost of sales	—	1	0.3%	1	1
Stock compensation expense (5)	Research and development	—	—	—%	4	4
Stock compensation expense (5)	Selling, marketing and administration	—	—	—%	8	8
Acquired intangibles amortization (6)	Amortization	—	—	—%	25	25
Business acquisition and integration costs (7)	Selling, marketing and administration	—	—	—%	11	11
Qualcomm arbitration award (8)	Qualcomm arbitration award	—	—	—%	(815)	(815)
Qualcomm arbitration award (8)	Investment income	—	—	—%	(139)	(139)
		$244	$163	66.8%	$11	$10	$0.02

Note: Non-GAAP revenue, non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP income before income taxes, non-GAAP net income and non-GAAP income per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the first quarter of fiscal 2018, the Company reported GAAP gross margin of $150 million or 63.8% of revenue. Excluding the impact of the resource alignment program (“RAP”) charges and stock compensation expense included in cost of sales and software deferred revenue acquired included in revenue, the non-GAAP gross margin was $163 million, or 66.8% of revenue.

(2)
During the first quarter of fiscal 2018, the Company recorded the Q1 Fiscal 2018 Debentures Fair Value Adjustment of $218 million. This adjustment was presented on a separate line in the Consolidated Statements of Operations.

(3)
During the first quarter of fiscal 2018, the Company incurred charges related to the RAP of approximately $17 million, of which $3 million was included in cost of sales, $3 million was included in research and development expense and $11 million was included in selling, marketing and administration expense.

(4)
During the first quarter of fiscal 2018, the Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $9 million, which was included in enterprise software and services revenue.

(5)
During the first quarter of fiscal 2018, the Company recorded stock compensation expense of $13 million, of which $1 million was included in cost of sales, $4 million was included in research and development, and $8 million was included in selling, marketing and administration expenses.

(6)	During the first quarter of fiscal 2018, the Company recorded amortization of intangible assets acquired through business combinations of $25 million, which was included in amortization expense.

(7)
During the first quarter of fiscal 2018, the Company recorded business acquisition and integration costs incurred through business combinations of $11 million, which was included in selling, marketing and administration expenses.

(8)
During the first quarter of fiscal 2018, the Company recorded the Qualcomm arbitration award of $954 million, of which $815 million was presented on a separate line in the Consolidated Statements of Operations, and $139 million was included in investment income.

Supplementary Geographic Revenue Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Region

	For the quarters ended
	May 31, 2017		February 28, 2017		November 30, 2016		August 31, 2016		May 31, 2016
North America	$127	54.0%	$166	58.0%	$167	57.8%	$190	56.9%	$177	44.3%
Europe, Middle East and Africa	70	29.8%	83	29.0%	87	30.1%	100	29.9%	166	41.5%
Latin America	4	1.7%	5	1.8%	7	2.4%	13	3.9%	10	2.5%
Asia Pacific	34	14.5%	32	11.2%	28	9.7%	31	9.3%	47	11.8%
Total	$235	100.0%	$286	100.0%	$289	100.0%	$334	100.0%	$400	100.0%

Supplementary Revenue by Product and Service Type Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Product and Service Type

	US GAAP		Adjustments		Non-GAAP
	Three months ended		Three months ended		Three months ended
	May 31, 2017	May 31, 2016	May 31, 2017	May 31, 2016	May 31, 2017	May 31, 2016
Enterprise software and services	$92	$82	$9	$24	$101	$106
BlackBerry Technology Solutions	36	35	—	—	36	35
Licensing, IP and other	32	25	—	—	32	25
Handheld devices	37	152	—	—	37	152
SAF	38	106	—	—	38	106
Total	$235	$400	$9	$24	$244	$424

Conference Call and Webcast
A conference call and live webcast will be held beginning at 8 a.m. ET, which can be accessed by dialing 1-844-309-0607 or by logging on at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 11 a.m. ET by dialing 1-855-859-2056 or 1-404-537-3406 and entering Conference ID #23915085 or by clicking the link above.

About BlackBerry
BlackBerry is a mobile-native security software and services company dedicated to securing people, devices, processes and systems for today’s enterprise. Based in Waterloo, Ontario, the Company was founded in 1984 and operates in North America, Europe, Asia, Middle East, Latin America and Africa. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@blackberry.com

###

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

This news release contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements regarding: BlackBerry’s plans, strategies and objectives, including BlackBerry’s expectations regarding anticipated demand for, and the timing of, product and service offerings, including the BlackBerry Secure platform for the Enterprise of Things and BlackBerry Radar; BlackBerry’s expectations with respect to the strength of its financial resources; BlackBerry’s expectations regarding the generation of software and services revenue growth; and BlackBerry’s expectations regarding its non-GAAP earnings per share and free cash flow.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including the following risks: BlackBerry’s ability to enhance, develop, introduce or monetize products and services for the enterprise market in a timely manner with competitive pricing, features and performance; BlackBerry’s ability to maintain or expand its customer base for its software and services offerings to grow revenue, achieve sustained profitability or offset the decline in BlackBerry’s service access fees; the intense competition faced by BlackBerry; risks related to BlackBerry’s ability to attract new personnel, retain existing key personnel and manage its staffing effectively; BlackBerry’s dependence on its relationships with resellers and distributors; the occurrence or perception of a breach of BlackBerry’s security measures, or an inappropriate disclosure of confidential or personal information; the risk that sales to large enterprise customers and to customers in highly regulated industries and governmental entities can be highly competitive and require compliance with stringent regulation; risks related to BlackBerry’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties; BlackBerry’s ability to successfully generate revenue and profitability through the licensing of security software and services or the BlackBerry brand to device manufacturers; the risk that network disruptions or other business interruptions could have a material adverse effect on BlackBerry’s business and harm its reputation; risks related to acquisitions, divestitures, investments and other business initiatives; the risk that failure to protect BlackBerry’s intellectual property could harm its ability to compete effectively and BlackBerry may not earn the revenues it expects from intellectual property rights; BlackBerry’s reliance on third parties to manufacture and repair its hardware products; BlackBerry’s ability to obtain rights to use software or components supplied by third parties; the substantial asset risk faced by BlackBerry, including the potential for additional charges related to its long-lived assets and goodwill; the risk that BlackBerry’s ability to maintain or increase its liquidity; risks related to BlackBerry’s indebtedness; the risk that BlackBerry could be found to have infringed on the intellectual property rights of others; the risk that litigation against BlackBerry may result in adverse outcomes; risks related to government regulations applicable to BlackBerry’s products and services, including products containing encryption capabilities; risks related to the use and management of user data and personal information; risks related to foreign operations, including fluctuations in foreign currencies; risks associated with any errors in BlackBerry’s products and services; the risk of a negative impact on BlackBerry’s business as a result of actions of activist shareholders; risks related to fostering an ecosystem of third-party application developers; risks related to the failure of BlackBerry’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws; risks related to health and safety and hazardous materials usage regulations, and product certification risks; costs and other burdens associated with regulations regarding conflict minerals; risks related to BlackBerry possibly losing its foreign private issuer status under U.S. federal securities laws; the potential impact of copyright levies in numerous countries; risks related to tax provision changes, the adoption of new tax legislation, or exposure to additional tax liabilities; risks related to the fluctuation of BlackBerry’s quarterly revenue and operating results; the volatility of the market price of BlackBerry’s common shares; risks related to adverse economic and geopolitical conditions; market and credit risk associated with BlackBerry’s cash, cash equivalents and short-term or long-term investments; the risk that future issuances of common shares by BlackBerry will be dilutive to existing shareholders; and the potential consequences for BlackBerry’s shareholders in the United States if BlackBerry is or was a passive foreign investment company. These risk factors and others relating to BlackBerry are discussed in greater detail in BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). All of these factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

BlackBerry®, BBM™, QNX®, Good® and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the United States and countries around the world. All other trademarks are the property of their respective owners.

###

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended
	May 31, 2017	February 28, 2017	May 31, 2016
Revenue	$235	$286	$400
Cost of sales	85	114	246
Gross margin	150	172	154
Gross margin %	63.8%	60.1%	38.5%
Operating expenses
Research and development	61	57	89
Selling, marketing and administration	110	143	132
Amortization	40	45	54
Impairment of goodwill	—	—	57
Impairment of long-lived assets	—	—	501
Debentures fair value adjustment	218	(16)	(24)
Qualcomm arbitration award	(815)	—	—
	(386)	229	809
Operating income (loss)	536	(57)	(655)
Investment income (loss), net	136	8	(15)
Income (loss) before income taxes	672	(49)	(670)
Provision for (recovery of) income taxes	1	(2)	—
Net income (loss)	$671	$(47)	$(670)
Loss per share
Basic	$1.26	$(0.09)	$(1.28)
Diluted	$1.23	$(0.10)	$(1.28)

Weighted-average number of common shares outstanding (000’s)
Basic	531,096	530,352	521,905
Diluted	544,077	590,852	521,905
Total common shares outstanding (000’s)	531,476	530,497	522,517

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	May 31, 2017	February 28, 2017
Assets
Current
Cash and cash equivalents	$933	$734
Short-term investments	1,278	644
Accounts receivable, net	152	181
Other receivables	30	34
Inventories	11	26
Income taxes receivable	12	17
Other current assets	48	55
	2,464	1,691
Long-term investments	294	269
Restricted cash and cash equivalents	48	51
Property, plant and equipment, net	81	91
Goodwill	563	559
Intangible assets, net	569	602
Deferred income tax asset	—	—
	$4,019	$3,263
Liabilities
Current
Accounts payable	$48	$103
Accrued liabilities	204	258
Deferred revenue	211	245
	463	606
Long-term debt	809	591
Deferred income tax liability	9	9
	1,281	1,206
Shareholders’ equity
Capital stock and additional paid-in capital	2,528	2,512
Retained earnings (deficit)	227	(438)
Accumulated other comprehensive loss	(17)	(17)
	2,738	2,057
	$4,019	$3,263

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	For the three months ended
	May 31, 2017	May 31, 2016
Cash flows from operating activities
Net income (loss)	$671	$(670)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	51	72
Deferred income taxes	—	32
Stock-based compensation	13	12
Loss on disposal of property, plant and equipment	—	1
Impairment of goodwill	—	57
Impairment of long-lived assets	—	501
Other-than-temporary impairment on cost-based investments	—	7
Debentures fair value adjustment	218	(24)
Other	1	3
Net changes in working capital items:
Accounts receivable, net	29	73
Other receivables	4	(4)
Inventories	15	16
Income taxes receivable	(1)	(25)
Other current assets	6	8
Accounts payable	(55)	8
Income taxes payable	—	(9)
Accrued liabilities	(55)	(53)
Deferred revenue	(34)	(66)
Net cash provided by (used in) operating activities	863	(61)
Cash flows from investing activities
Acquisition of long-term investments	(25)	(163)
Proceeds on sale or maturity of long-term investments	—	32
Acquisition of property, plant and equipment	(3)	(4)
Proceeds on sale of property, plant and equipment	1	—
Acquisition of intangible assets	(7)	(9)
Acquisition of short-term investments	(1,015)	(389)
Proceeds on sale or maturity of short-term investments	378	875
Net cash provided by (used in) investing activities	(671)	342
Cash flows from financing activities
Issuance of common shares	3	3
Payment of contingent consideration from business acquisitions	—	(15)
Effect of foreign exchange loss on restricted cash and cash equivalents	—	(3)
Transfer from restricted cash	3	—
Net cash used in financing activities	6	(15)
Effect of foreign exchange gain on cash and cash equivalents	1	2
Net decrease in cash and cash equivalents during the period	199	268
Cash and cash equivalents, beginning of period	734	957
Cash and cash equivalents, end of period	$933	$1,225

As at	May 31, 2017	February 28, 2017
Cash and cash equivalents	$933	$734
Short-term investments	1,278	644
Long-term investments	294	269
Restricted cash	48	51
	$2,553	$1,698

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18

Software and services	$73	$155	$131	$497	$142	$138	$160	$182	$622	$160
Handheld devices	206	220	190	884	152	105	62	55	374	37
Service access fees	211	173	143	779	106	91	67	49	313	38
Revenue	490	548	464	2,160	400	334	289	286	1,309	235
Cost of sales
Cost of sales	301	303	251	1,183	200	139	94	110	542	85
Inventory write-down	4	9	3	36	46	97	2	4	150	—
Total cost of sales	305	312	254	1,219	246	236	96	114	692	85
Gross margin	185	236	210	941	154	98	193	172	617	150
Operating expenses
Research and development	122	100	108	469	89	85	75	57	306	61
Selling, marketing and administration	157	170	166	653	129	138	141	144	553	109
Amortization	67	68	77	277	54	44	43	45	186	40
Impairment of goodwill	—	—	—	—	57	—	—	—	57	—
Impairment of long-lived assets	—	—	—	—	501	—	—	—	501	—
Loss on sale, disposal and abandonment of long-lived assets	34	7	140	195	3	124	46	(1)	171	1
Debentures fair value adjustment	(228)	(5)	(40)	(430)	(24)	62	2	(16)	24	218
Qualcomm arbitration award	—	—	—	—	—	—	—	—	—	(815)
Total operating expenses	152	340	451	1,164	809	453	307	229	1,798	(386)
Operating income (loss)	33	(104)	(241)	(223)	(655)	(355)	(114)	(57)	(1,181)	536
Investment income (loss), net	(12)	(16)	(15)	(59)	(15)	(16)	(4)	8	(27)	136
Income (loss) before income taxes	21	(120)	(256)	(282)	(670)	(371)	(118)	(49)	(1,208)	672
Provision for (recovery of) income taxes	(30)	(31)	(18)	(74)	—	1	(1)	(2)	(2)	1
Net income (loss)	$51	$(89)	$(238)	$(208)	$(670)	$(372)	$(117)	$(47)	$(1,206)	$671
Earnings (loss) per share
Basic earnings (loss) per share	$0.10	$(0.17)	$(0.45)	$(0.40)	$(1.28)	$(0.71)	$(0.22)	$(0.09)	$(2.30)	$1.26
Diluted earnings (loss) per share	$(0.24)	$(0.17)	$(0.45)	$(0.86)	$(1.28)	$(0.71)	$(0.22)	$(0.10)	$(2.30)	$1.23
Weighted-average number of common shares outstanding (000’s)
Basic	526,314	525,103	524,627	526,303	521,905	522,826	526,102	530,352	525,265	531,096
Diluted	667,321	525,103	524,627	651,303	521,905	522,826	526,102	590,852	525,265	544,077

Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18
LLA impairment charge	$—	$—	$—	$—	$501	$—	$—	$—	$501	$—
Goodwill impairment charge	—	—	—	—	57	—	—	—	57	—
Inventory write-down	—	—	—	—	41	96	—	4	141	—
Debentures fair value adjustment	(228)	(5)	(40)	(430)	(24)	62	2	(16)	24	218
Write-down of assets held for sale	—	—	—	—	—	123	42	—	165	—
RAP charges (including patent abandonments)	79	33	180	344	25	24	24	25	99	17
CORE program charges (recoveries)	6	(6)	2	11	(2)	(2)	(2)	—	(7)	—
Software deferred revenue acquired	1	9	23	33	24	18	12	11	65	9
Stock compensation expense	14	14	17	60	12	18	15	15	60	13
Acquired intangibles amortization	11	18	28	66	28	28	28	28	112	25
Business acquisition and integration	—	11	10	22	7	4	5	3	19	11
Qualcomm arbitration award	—	—	—	—	—	—	—	—	—	(954)
Total Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	$(117)	$74	$220	$106	$669	$371	$126	$70	$1,236	$(661)

Non-GAAP Gross Profit	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18
GAAP revenue	$490	$548	$464	$2,160	$400	$334	$289	$286	$1,309	$235
Software deferred revenue acquired	1	9	23	33	24	18	12	11	65	9
Non-GAAP revenue	491	557	487	2,193	424	352	301	297	1,374	244
Total cost of sales	(305)	(312)	(254)	(1,219)	(246)	(236)	(96)	(114)	(692)	(85)
Non-GAAP adjustments to cost of sales	15	5	4	45	48	103	5	11	167	4
Non-GAAP Gross Profit	$201	$250	$237	$1,019	$226	$219	$210	$194	$849	$163

Adjusted EBITDA	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18
GAAP operating income (loss)	$33	$(104)	$(241)	$(223)	$(655)	$(355)	$(114)	$(57)	$(1,181)	$536
Non-GAAP adjustments to operating income (loss)	(117)	74	220	106	669	371	126	70	1,236	(522)
Non-GAAP operating income (loss)	(84)	(30)	(21)	(117)	14	16	12	13	55	14
Amortization	163	162	127	616	72	57	53	57	239	51
Acquired intangibles amortization	(11)	(18)	(28)	(66)	(28)	(28)	(28)	(28)	(112)	(25)
Adjusted EBITDA	$68	$114	$78	$433	$58	$45	$37	$42	$182	$40

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Net Loss and Non-GAAP Loss per Share	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18
GAAP Net Income (Loss)	$51	$(89)	$(238)	$(208)	$(670)	$(372)	$(117)	$(47)	$(1,206)	$671
Total Non-GAAP adjustments (three months ended, after-tax)	(117)	74	220	106	669	371	126	70	1,236	(661)
Non-GAAP Net Income (Loss)	$(66)	$(15)	$(18)	$(102)	$(1)	$(1)	$9	$23	$30	$10
Non-GAAP Income (Loss) per Share	$(0.13)	$(0.03)	$(0.03)	$(0.19)	$0.00	$0.00	$0.02	$0.04	$0.06	$0.02
Shares outstanding for Non-GAAP Income (Loss) per share reconciliation	526,314	525,103	524,627	526,303	521,905	522,826	526,102	530,352	525,265	531,096

Non-GAAP revenue, non-GAAP income (loss) before income taxes, non-GAAP net income (loss), non-GAAP gross profit, adjusted EBITDA and non-GAAP earnings (loss) per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax CORE Charge (Recovery) Details

	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18
Research and development	—	—	—	2	—	—	—	—	—	—
Selling, marketing and administration	6	(6)	2	9	(2)	(2)	(2)	—	(7)	—
Total CORE charges (recoveries)	$6	$(6)	$2	$11	$(2)	$(2)	$(2)	$—	$(7)	$—
BlackBerry Investor Relations Pre-Tax RAP Charge Details

	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18
Cost of sales	$14	$5	$4	$44	$7	$7	$5	$6	$25	$3
Research and development	14	2	18	47	2	—	(1)	3	4	3
Selling, marketing and administration	51	26	158	253	16	140	62	16	235	11
Total RAP charges	$79	$33	$180	$344	$25	$147	$66	$25	$264	$17
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18
In cost of sales
Property, plant and equipment	$10	$13	12	$51	$12	$12	$10	$9	$43	$7
Intangible assets	86	81	38	288	6	1	—	3	10	4
Total in cost of sales	96	94	50	339	18	13	10	12	53	11

In operating expenses amortization
Property, plant and equipment	22	16	15	73	12	8	6	7	33	5
Intangible assets	45	52	62	204	42	36	37	38	153	35
Total in operating expenses amortization	67	68	77	212	54	44	43	45	186	40

Total amortization
Property, plant and equipment	32	29	27	124	24	20	16	16	76	12
Intangible assets	131	133	100	492	48	37	37	41	163	39
Total amortization	$163	$162	$127	$616	$72	$57	$53	$57	$239	$51

The information above is supplied to provide meaningful supplemental information regarding the Company’s operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	06/23/2017	By:	/s/ Steven Capelli
			Name:	Steven Capelli
			Title:	Chief Financial Officer